Exhibit 99.1

   Origin Agritech Limited Schedules Release of Unaudited Six-Month Financial
                          Results and Conference Call

    BEIJING & SAN DIEGO--(BUSINESS WIRE)--Nov. 22, 2006--Origin Agritech Limited ("Origin") (Nasdaq:SEED) today announced that it will issue unaudited financial results for the six months ended June 30, 2006 prior to the opening of the stock market on Monday, November 27, 2006. Management will conduct a conference call that morning at 9:00 am Eastern Time to discuss the results.

    Interested parties may participate in the call by dialing (888) 751-6344 (Domestic) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time December 4, 2006. Listeners may dial (800) 642-1687 (Domestic) or (706) 645-9291
(International) and use the code 2917002 for the replay. In addition, the conference call will be broadcasted live over the internet. To listen to the live call on the internet, please go to http://audioevent.mshow.com/314852/ at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until December 27, 2006.

    ABOUT ORIGIN

    Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and Sichuan provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office in China. Origin anticipates that it will introduce close to 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

    FORWARD LOOKING STATEMENT

    Any forward looking statements contained in the press release may fall within the definition of "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. These risks are detailed in Origin's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

    CONTACT: Origin Agritech Limited
             Jeff Wang
             Chief Financial Officer
             0086-10-5890-7518
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608
             or Richard D. Propper, MD, 619-795-4627